Exhibit 99.1

B.O.S RFID and Mobile Division Supplied Mobile Equipment to Soglowek for its Field Workforce

RISHON LEZION, Israel, Dec. 21, 2015 (GLOBE NEWSWIRE) -- B.O.S. Better Online Solutions Ltd. ("BOS" or the "Company") (NASDAQ:BOSC), a leading Israeli provider of RFID and Mobile solutions and a global provider of supply chain solutions to enterprises, announced today that its RFID and Mobile Division completed delivery and installation of mobile computers and printers for Soglowek's field workforce. In addition, Soglowek entered into a 5-year service agreement. The value of the entire transaction amounts to $160,000.

Uzi Parizat, VP Sales and Marketing, RFID and Mobile Division, stated: "We provided Soglowek with highly advanced mobile equipment, that fulfill its needs to connect its field workforce to its enterprise information system."

Yuval Viner, BOS' CEO, stated: "Soglowek is a strategic customer and has been working with us for many years. We appreciate its continued support and confidence in BOS."

Michal Goldberg Hacham, Soglowek Information Technology manager, stated: "As one of the leading food manufacturers in Israel, we have a large field workforce. We rely on BOS' expertise and knowhow to provide us with the high-end Automatic Identification Data Collection equipment and solutions we require."

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and global provider of Supply Chain solutions to enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness and the risk that the iDnext acquisition may not be consummated; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

For more information:

Eyal Cohen

CFO

+972-542525925